7610 West Hillsborough Ave.
Tampa, Florida 33615
813-868-3600
215-689-2748

February 23, 2007

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Attn: Mr. Brian V. McAlllister

Re: FTS Group, Inc.
Form 8-K
Filed December 15, 2006
File No. 0-24829

Dear Mr. McAllister:

I am the Chief Executive Officer of FTS Group, Inc. (the “Company”). In response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated February 5, 2007, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Scott Gallagher

Scott Gallagher
Chief Executive Officer, FTS Group, Inc.